Filed by Energy East Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                        Subject Company:  RGS Energy Group, Inc.
                                                      Registration No. 333-59300




   FINANCIAL HIGHLIGHTS                           FOR IMMEDIATE RELEASE
   PERIODS ENDED MARCH 31 (UNAUDITED)

                                                  THREE MONTHS          TWELVE MONTHS
                                                 --------------        ---------------
                                               2001         2000       2001        2000
                                               ----         ----       ----        ----
                                                 (THOUSANDS, EXCEPT PER SHARE AMOUNTS)
    Operating revenues                      $1,271,139   $684,426  $3,546,234  $2,308,596
    Income before extraordinary item          $115,601    $93,327    $258,953    $242,608
    Net income                                $115,601    $93,327    $257,308    $225,042
    Average shares outstanding                 117,386    112,777     115,354     114,120
    Earnings per share, basic and diluted         $.98       $.83       $2.23       $1.97
    Dividends per share                           $.23       $.22        $.89        $.85

    ENERGY DELIVERY STATISTICS
    ELECTRICITY (THOUSANDS OF MEGAWATT-HOURS)
       Residential                              2,514       1,519       7,467       5,407
       Commercial                               1,633         838       5,299       3,492
       Industrial                               1,616         812       5,417       3,385
       Other                                      441         392       1,592       1,497
                                               ------      ------     -------     -------
         Total retail                           6,204       3,561      19,775      13,781
       Wholesale                                1,662       1,842       6,035       9,042
                                                -----       -----     -------       -----
         Total                                  7,866       5,403      25,810      22,823
                                                =====       =====      ======      ======

    NATURAL GAS (THOUSANDS OF DEKATHERMS)
       Residential                             26,424      14,690      53,971      26,926
       Commercial                              10,752       5,136      21,202       9,053
       Industrial                               1,177         926       2,942       1,957
       Other                                    3,253       2,087      11,240       3,661
       Transportation  of  customer-owned gas  13,890      11,654      39,788      27,311
                                               ------      ------      ------      ------
         Total retail                          55,496      34,493     129,143      68,908
       Wholesale                                3,375       2,618      11,431       9,461
                                              -------     -------    --------     -------
         Total                                 58,871      37,111     140,574      78,369
                                               ======      ======     =======      ======

   Earnings per share for the quarter ended March 31, 2001, increased 15 cents compared to last year primarily due to earnings from the merged companies, higher retail electricity and natural gas deliveries and the share repurchase program. Those increases were partially offset by higher costs of energy and lower retail electricity prices. Due to the seasonal nature of the merged companies' businesses, earnings for 2001 are expected to be stronger in the first and fourth quarters and weaker in the second and third, as compared to last year.

   Earnings per share increased 18 cents for the 12 months ended March 31, 2001, excluding a non-recurring benefit from the sale of the company's coal-fired generation assets in 2000 and 1999, the extraordinary losses from the early retirement of debt in 2000 and 1999 and the sale of XENERGY, Inc. The increase is primarily due to higher retail electricity and natural gas deliveries, the share repurchase program, earnings from the merged companies and cost control efforts. Those increases were partially offset by higher costs of energy and lower retail electricity prices.

   Energy East is a super-regional energy services and delivery company serving 2 million customers (1.4 million electricity and 600,000 natural gas) in upstate New York and New England over a 32,000 square mile service area. On February 20, 2001, Energy East announced a strategic combination with RGS Energy Group, the parent company of Rochester Gas and Electric Corporation. The combined company will be one of the largest, most diversified energy providers in the Northeast, servicing half of upstate New York and nearly 3 million customers, including approximately 1.8 million electric customers, almost one million gas customers and approximately 200,000 other retail energy customers.

   ADDITIONAL INFORMATION AND WHERE TO FIND IT

   In connection with their proposed merger, Energy East and RGS Energy have filed a joint proxy statement/prospectus with the Securities and Exchange Commission. It is expected that the joint proxy statement/prospectus will be mailed to Energy East and RGS Energy shareholders beginning on or about April 28, 2001. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Energy East and RGS Energy with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200,
   Telephone: (800) 225-5643. Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833.

   PARTICIPANTS IN SOLICITATION

   Energy East Corporation, RGS Energy Group, Inc. and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective shareholders in connection with the merger. Information concerning Energy East's participants in the solicitation is set forth in Energy East's Current Report on Form 8-K filed with the Commission on February 20, 2001, and information concerning RGS Energy's participants in the solicitation is set forth in RGS Energy's Current Report on Form 8-K filed with the Commission on February 20, 2001.

   April 27, 2001

   Contact: Thorn C. Dickinson
            Manager, Investor Relations
            (607) 347-2561